VF 3-6-03

** AH 3/3/03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

03002779

SEC MAIL PROCESSING SECTION RECEIVED FEB 24 2003 WASH. D.C. 155

SEC FILE NUMBER
8-34935

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

J.M.J. INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 St. Lawrence Avenue
(No. and Street)

Janesville	WI	53545
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John DeFrank (608) 754-5586
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Philip Rootberg & Company, LLP
(Name — *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 1800	Chicago	IL	60606
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PS 3/11

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, John DeFrank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.M.J. Investment Services, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Mary Anne Eucker

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.M.J. INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2002 AND 2001

CONTENTS

PHILIP ROOTBERG & COMPANY, LLP
Certified Public Accountants

One South Wacker Drive
Suite 1800
Chicago, Illinois
60606-4630

312.602.6800
Fax 312.602.6950

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
J.M.J. Investment Services, Inc.

We have audited the accompanying balance sheet of J.M.J. Investment Services, Inc. as of December 31, 2002 and 2001, and the related statements of operations and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.M.J. Investment Services, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 7 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Philip Rootberg & Company, LLP

Chicago, Illinois
February 3, 2003

J.M.J. INVESTMENT SERVICES, INC.
BALANCE SHEET

December 31,	2002	2001
ASSETS		
Current Assets		
Cash	$ 7,379	$ 7,275
Available-for-sale securities - at market	7,840	5,600
Loans to stockholder	1,470	470
Commission receivable	842	2,257
Inventory	30,318	28,616
Prepaid expenses	1,834	2,313
	49,683	46,531
Fixed Assets		
Furniture and equipment	6,968	6,968
Less accumulated depreciation	6,968	6,968
Total	-	-
Total Assets	$ 49,683	$ 46,531
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$ 3,178	$ 3,865
Payroll and sales taxes payable	10	10
Total Current Liabilities	3,188	3,875
Stockholders' Equity		
Common stock - no par value; 1,000,000 shares authorized; 2,000 shares issued and outstanding	50,000	50,000
Retained earnings (deficit)	1,549	(50)
Unrealized loss on available-for-sale securities	(5,054)	(7,294)
Total Stockholders' Equity	46,495	42,656
Total Liabilities and Stockholders' Equity	$ 49,683	$ 46,531

See accompanying notes to financial statements

J.M.J. INVESTMENT SERVICES, INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

Years Ended December 31,	2002	2001
Income		
Commission	$ 49,221	$ 37,961
Interest and dividends	17	80
Total Income	49,238	38,041
Expenses		
Clearing costs	21,730	17,426
Commissions	10,645	11,639
Office rent	5,335	5,148
Dues and subscriptions	2,373	2,417
Insurance	2,521	2,022
Telephone	940	686
Legal and accounting	2,091	2,000
Office and miscellaneous	1,438	520
Postage	359	222
Utilities	207	359
Total Expenses	47,639	42,439
Income (Loss) Before Income Tax Expense	1,599	(4,398)
Income Tax Expense	-	125
Net Income (Loss)	1,599	(4,523)
Retained Earnings (Deficit) - Beginning of Year	(50)	4,473
Retained Earnings (Deficit) - End of Year	$ 1,549	$(50)

See accompanying notes to financial statements

J.M.J. INVESTMENT SERVICES, INC.
STATEMENT OF CASH FLOWS

Years Ended December 31,	2002	2001
Cash Flows From Operating Activities		
Net income (loss)	$ 1,599	$(4,523)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
(Increase) decrease in operating assets:		
Commission receivable	1,415	983
Inventory	(1,702)	-
Prepaid expenses	479	(435)
Decrease in accounts payable, accrued expenses and payroll and sales taxes payable	(687)	(2,185)
Net Cash Provided (Used) by Operating Activities	1,104	(6,160)
Cash Flows From Investing Activities		
Loans to stockholder	(1,000)	-
Purchase of securities	-	(3,244)
Net Cash Used by Investing Activities	(1,000)	(3,244)
Net Increase (Decrease) in Cash	104	(9,404)
Cash - Beginning of Year	7,275	16,679
Cash - End of Year	$ 7,379	$ 7,275

Supplemental Disclosure of Cash Flow Information

Cash paid for income taxes	$ -	$ 813

December 31, 2002 and 2001

1 - General Information and Accounting Policies

Organization - J.M.J. Investment Services, Inc. (the "Company") was incorporated under the state laws of Illinois in 1985 and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. In 1992, the Company expanded its business activity into retail sales of antique articles in Janesville, Wisconsin.

Commission Revenue - Commissions are earned based upon a percentage of third-party purchases and sales of investments.

Inventory - Inventory is stated at the lower of cost, determined on the specific cost identification method, or market.

Available-for-Sale Securities - At December 31, 2002, marketable equity securities are considered "available-for-sale," included in current assets and are reported at fair value. A valuation allowance in the amount of $5,054 represents the cumulative unrealized loss and is reflected in the stockholders' equity account.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment - Furniture and equipment are stated at cost and were depreciated over their useful lives.

2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and will be required to maintain minimum capital, as defined under the rule. Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6-2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2002 and 2001, the Company had net capital of $11,305 and $10,137, respectively. The net capital requirement was $5,000 at the end of each year. The net capital rules may restrict the payment of cash dividends.

3 - Operating Lease

The Company leases office space on a month-to-month basis. The rent expense under the lease for the years ended December 31, 2002 and 2001, was $5,335 and $5,148, respectively.

SUPPLEMENTARY SCHEDULES

J.M.J. INVESTMENT SERVICES, INC.
SCHEDULE OF CHANGES IN STOCKHOLDERS' EQUITY

Schedule 1

Years Ended December 31, 2002 and 2001

	Common Stock	Retained Earnings (Deficit)	Unrealized Loss on Available-For-Sale Securities
Balance at December 31, 2000	$ 50,000	$ 4,473	$(5,752)
Net loss		(4,523)	
Increase in unrealized loss			(1,542)
Balance at December 31, 2001	50,000	(50)	(7,294)
Net income		1,599	
Decrease in unrealized loss			2,240
Balance at December 31, 2002	$ 50,000	$ 1,549	$(5,054)

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Philip Rootberg & Company, LLP

70

ADDRESS Number and Street	City	State	Zip Code
One S. Wacker Drive, Suite 1800	Chicago	IL	60606
71	72	73	74

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
50	51	52	53

/76

Schedule 4

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J.M.J. INVESTMENT SERVICES, INC. as of December 31, 2002

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 46,495	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			46,495	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 46,495	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 33,622	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities—proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(33,622)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 12,873	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities	$	3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	1,568	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(1,568)	3740
10. Net Capital			$ 11,305	3750

OMIT PENNIES

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by J.M.J. Investment Services, Inc. and included in the Company's unaudited Part IIA Focus Report filing of the same date.

NONALLOWABLE ASSETS

Loans	$ 1,470
Inventory	30,318
Prepaid expenses	1,834
	$ 33,622

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J.M.J. INVESTMENT SERVICES, INC. as of December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	213	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	6,305	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	10,986	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	3,188	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	3,188	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%	.282	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J.M.J. INVESTMENT SERVICES, INC. as of December 31, 2002

Exemptive Provision Under Rule 15c3-3

25. Identify below the section which an exemption from Rule 15c3-1 is claimed:
   A. (k) (1) — $2,500 capital category as per Rule 15c3-1 .... [4550]
   C. (k) (2) (B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm Securities Service Network [4335] .... X [4570]
   D. (k) (3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
			Total $ [4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

PHILIP ROOTBERG & COMPANY, LLP

Certified Public Accountants

One South Wacker Drive
Suite 1800
Chicago, Illinois
60606-4630

312.602.6800
Fax 312.602.6950

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL

To the Stockholders
J.M.J. Investment Services, Inc.

In planning and performing our audit of the financial statements of J.M.J. Investment Services, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by J.M.J. Investment Services, Inc. including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Philip Rootberg & Company, LLP

Chicago, Illinois
February 3, 2003